SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              17 December, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Transaction in Own Shares announcement made on 05 December, 2007
            2. Director Declaration announcement made on 05 December, 2007
            3. Director Declaration announcement made on 06 December, 2007
            4. Transaction in Own Shares announcement on 06 December, 2007
            5. Virgin Media Contract announcement made on 07 December, 2007
            6. Transaction in Own Shares announcement made on 07 December, 2007
            7. Transaction in Own Shares announcement made on 11 Decmeber, 2007
            8. Transaction in Own Shares announcement made on 11 December, 2007
            9. Transaction in Own Shares announcement made on 12 December, 2007
           10. Update re Net2S announcement made on 12 December, 2007
           11. Director/PDMR Shareholding announcement made on 14 December, 2007
           12. Transaction in Own Shares announcement made on 14 December, 2007



Enclosure 1.  Transaction in Own Shares

Wednesday 5 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 294.30 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 621,137,767 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,019,517,085.


The above figure (8,019,517,085) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =



Enclosure 2. Director Declaration


                     Notification under Listing Rule 9.6.14
       Details of an additional directorship held by a current director.


1.   Sir Michael Rake is currently Chairman of the Board of BT Group plc;

2. With effect from 5 December 2007, Sir Michael will take up the position of non-executive Director of The McGraw-Hill Companies Inc.


Contact for queries:
Name: Graeme Wheatley
Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ
Telephone: 020 7356 6372
Date of Notification: Wednesday 5 December 2007

                                   -: Ends :-



Enclosure 3. Director Declaration


                     Notification under Listing Rule 9.6.14
       Details of an additional directorship held by a current director.


1.   Sir Michael Rake is currently Chairman of the Board of BT Group plc;

2. With effect from 1 January 2008, Sir Michael will take up the positions of non-executive Director of Barclays PLC and non-executive Director of Barclays Bank PLC. He will also become a member of the Board Audit Committee.


Contact for queries:
Name: Graeme Wheatley
Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ
Telephone: 020 7356 6372
Date of Notification: Thursday 6 December 2007


                                   -: Ends :-


Enclosure 4. Transaction in Own Shares

Thursday 6 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,525,000 ordinary shares at a price of 292.21 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 623,662,767 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,016,992,085.


The above figure (8,016,992,085) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Enclosure 5. Virgin Media Contract


DC07-592 07 December, 2007


  VIRGIN MEDIA SELECTS BT WHOLESALE AS SUPPLIER OF FIXED-LINE TELEPHONE SWITCH
                             OPERATIONS AND SUPPORT


         New GBP98 million Fixed-Line Voice Network Management Agreement


Virgin Media Inc. (NASDAQ: VMED) and BT Wholesale today announced the signing of a major new five year managed network telephony agreement. Under the terms of the agreement, BT Wholesale will manage the operation and maintenance of Virgin Media's UK fixed-line voice switching network, as well as a number of Virgin Media's existing support contracts with specialist third-party hardware and software suppliers for transmission equipment on its behalf.

The total value of the contract is worth an estimated GBP98 million and will allow Virgin Media to enjoy significant cost savings as well as focusing on developing the future of its voice network business. Virgin Media's fixed-line voice switching network supports around 20 percent of all landline telephone connections in the UK. 184 skilled Virgin Media employees have transferred to BT Wholesale as part of the agreement.

Paul Weir, Managing Director of Networks for Virgin Media said : "Our telephony switching network remains an important asset within Virgin Media, and by utilising BT Wholesale we gain operational cost efficiencies ahead of the network's eventual upgrade to Voice over Internet Protocol technology, whilst keeping guaranteed levels of service for our customers."

Sally Davis, chief executive, BT Wholesale, said: "Virgin Media's selection of BT Wholesale to manage its fixed-line telephone switching network adds to the roll-call of industry heavyweights who have chosen to benefit from BT's capability in delivering managed network solutions. BT's management of Virgin Media's existing voice network, one of the largest such contracts in Europe, will help Virgin Media to continue to meet its customers' needs while gaining the benefits of service flexibility and economies of scale."

                                      Ends


Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News


About Virgin Media

Virgin Media is an innovative and pioneering UK entertainment and communications business. For the first time consumers can get everything they need from one company - the UK's only quad play of TV, broadband, phone and mobile plus the most advanced TV on demand service available, the UK's first high definition TV service and V+, our high specification personal video recorder. We're the UK's most popular residential broadband provider, the largest virtual mobile network operator and the second largest provider of pay TV and home phone.

Virgin Media owns two content businesses - Virgin Media Television (VMTV) and sit-up. VMTV owns seven entertainment channels - Virgin1, Living, Living 2, Bravo, Bravo 2, Challenge, and Trouble - and is a 50% partner in UKTV which consists of nine channels including Dave, UKTV Gold and UKTV History. sit-up runs retail TV channels bid tv, price-drop tv and speed auctiontv.


Virgin Media is the largest Virgin company in the world and has almost 10 million customers. To find out more visit www.virginmedia.com/presscentre.


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt




Enclosure 6. Transaction in Own Shares


Friday 7 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,275,000 ordinary shares at a price of 290.69 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 624,937,767 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,015,717,085.


The above figure (8,015,717,085) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =



Enclosure 7. Transaction in Own Shares


Tuesday 11 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 42,176 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 626,295,591 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,014,359,261.


The above figure (8,014,359,261) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =


Enclosure 8. Transaction in Own Shares


Tuesday 11 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,475,000 ordinary shares at a price of 289.17 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 627,770,591 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,012,884,261.


The above figure (8,012,884,261) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =


Enclosure 9. Transaction in Own Shares


Wednesday 12 December 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 290.54 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 628,770,591 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,011,884,261.


The above figure (8,011,884,261) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =


Enclosure 10. Update re Net2S



                                                                13 December 2007

                   BT SIGNS DEAL TO ACQUIRE 68.6% OF NET2S SA


 BT announces today that it has signed the share purchase agreement to acquire 68.6% of Net2S SA's ("Net2S") outstanding issued share capital (the "Block") from four controlling founding shareholders ("the Controlling Shareholders") at a price of EUR5.27 per share (the "Acquisition"). The deal values the entire outstanding Net2S issued share capital at approximately EUR68.5 million. This announcement follows the statement released by BT on 10 October 2007 confirming it was in exclusive discussions with the Controlling Shareholders.

 As consideration, upon settlement of the Tender Offer (as defined below), BT will issue new BT shares in exchange for 5,566,022 Net2S shares representing 42.9% of Net2S' issued share capital held by three founding shareholders. The number of BT shares to be issued will be calculated at that time based on a 3 day average quoted price of BT's Shares. The remaining 3,341,244 Net2S shares of the Block will be acquired for cash at the closing of the Acquisition. In addition to the price offered per share, it is proposed that before closing of the Acquisition, Net2S distributes EUR5 million of cash to all its current shareholders by way of a special dividend, equating to EUR0.385 per share.

 Net2S provides technology consulting and engineering services for critical business solutions to large corporate customers. The company is headquartered in Paris and employs approximately 800 people operating mainly in France, but also with a presence elsewhere in Europe, USA and Morocco. For the year ended 31 December 2006 Net2S reported revenues of approximately EUR77 million, and EUR65.4 million for the first three quarters of 2007.

Subject to completion of the Acquisition of the Block and to approval from France's Autorite des Marches Financiers, BT will implement a public tender offer for the remaining issued share capital of Net2S at a price of EUR5.27 per share (the "Tender Offer"). The consideration for the Tender Offer will be payable in cash. Net 2S's board of directors has given its preliminary approval to the Tender Offer.

Closing is subject to certain usual conditions precedent being satisfied, including an independent expert's report. A further announcement will be made in the coming weeks when the Acquisition of the Block is completed.

 Notes

The four founding shareholders from whom BT is purchasing the Block are Mr.Bernard Razaghi, Mr.Pascal Petit, Mr.Ali Pichvai and Mr.Christophe Canonne.

 The actual number of BT shares to be issued to those three founding shareholders receiving BT shares as consideration will be determined by reference to the BT share price as at the earlier of the time of final settlement of the Tender Offer and 30 April 2008.

 For further information

Inquiries about this statement should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: www.bt.com/newscentre.


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

 In the year ended March 31, 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

 British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group plc. BT Group plc is listed on stock exchanges in London and New York.

 For more information, visit www.bt.com/aboutbt



Enclosure 11.  Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.



1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

SALLY DAVIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

MONTHLY PURCHASE OF SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR MICHAEL RAKE - 522 SHARES

SALLY DAVIS - 230 SHARES


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

287.08 pence

14. Date and place of transaction

14 DECEMBER 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE

17,172 ORDINARY SHARES

SALLY DAVIS

PERSONAL HOLDING: 81,246 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 142,299 SHARES

BT GROUP INCENTIVE SHARE PLAN: 265,523 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 443,983 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 11,198 SHARES.


16. Date issuer informed of transaction

14 DECEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A ........................

24. Name of contact and telephone number for queries

John Challis - 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

14 DECEMBER 2007

END


Enclosure 12.  Transaction in Own Shares

Friday 14 December 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,350,000 ordinary shares at a price of 285.84 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 632,120,591 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,008,534,261.

The above figure (8,008,534,261) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 17 December, 2007